Exhibit 99.1

VERTALO SUBSCRIPTION AGREEMENT
ORDER FORM

Vertalo Use Only:
Agreement Number:_______________________
Effective Date: September 1, 2020

This Order Form is part of the Vertalo Subscription Agreement (this “Agreement”), entered into as of the date first set forth above (the “Effective Date”), by and between VERTALO SEZC, a Cayman Islands company (“Vertalo”), and the customer identified above (“Customer”). This Agreement consists of this Order Form, Schedule A (the “Subscription Terms and Conditions”), and any other schedules, exhibits or appendices incorporated therein.

By executing this Order Form, each party represents and warrants that the signatory below is a duly authorized representative of such party. The parties agree that, as of the Effective Date, Vertalo’s provision and Customer’s use of the Vertalo Services (defined in the Subscription Terms and Conditions) shall be governed by this Agreement.

Vertalo Sezc		Customer: REI Capital Growth

9020 North Capital of Texas Highway, Ste. 315, Austin TX 78759		Address: 5 River Road Ste 105, Wilton CT 06897

By:	/s/ Dave Hendricks	By:	/s/ Alan Blair
Name:	Dave Hendricks	Name:	Alan Blair
Title:	CEO and President	Title:	Managing Principal
Date:	August 17, 2020 | 2:37 PM CDT	Date:	August 17, 2020 | 2:35 PM CDT

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SCHEDULE A

TERMS AND CONDITIONS TO VERTALO SUBSCRIPTION AGREEMENT

1.	Rights to use Vertalo Services

1.1. Grant of Rights. Subject to the terms and conditions of this Agreement (including Section 1.5), Vertalo hereby grants to Customer a limited, non-exclusive, non- transferable (except as pursuant to Section 10.2), non- sublicensable right and license to access and use the Vertalo Services for Customer’s for internal business purposes and, in the case of a Customer that is an Intermediary (as indicated on the Order Form), the internal business purposes of a client of Customer that has been permitted in writing by Vertalo to use the Vertalo Services (each, a “Customer Client”). Except as set forth in this Section 1.1, no other right or license of any kind is granted by Vertalo to Customer hereunder with respect to the Vertalo Services. Customer acknowledges and agrees that, unless otherwise agreed in writing between the parties, Customer shall be solely responsible for procuring and complying with any license or right to use any Third Party Services. Neither this Agreement, the Platform Terms, nor the Privacy Policy shall apply with respect to data stored on, manipulated, or transmitted by means of Customer’s use of Third Party Services.

1.2. Restrictions. Customer shall not, without the prior written consent of Vertalo: (a) copy all or any portion of the Vertalo Services; (b) decompile, disassemble, scrape or otherwise reverse engineer the Vertalo Services or determine or attempt to determine any source code, algorithms, methods or techniques embodied or used in the Vertalo Services or any portion thereof; (c) modify, translate, or create any Derivatives based upon the Vertalo Services; (d) engage in any activity that materially interferes with or disrupts the Vertalo Services; (e) remove or alter any copyright, trademark, trade name or other proprietary notices, legends, symbols or labels appearing on or in the Vertalo Services; (f) perform, or release the results of, benchmark tests or other comparisons of the Vertalo Services with other programs or services; (g) incorporate the Vertalo Services or any portion thereof into any other program, product or service, or use the Vertalo Services to provide similar services or functionality to third parties (other than using any application programming interface provided by Vertalo in accordance with the Platform Terms or any other terms and conditions applicable to such interface); (h) provide any third party (other than a Customer Client) with access to the Vertalo Services, other than as expressly permitted herein; (i) use the Vertalo Services for any unlawful or tortious purpose; (j) use the Vertalo Services to transmit Customer Data that is illegal or that infringes or misappropriates any third party’s privacy or intellectual property rights; (k) use the Vertalo Services to transmit any viruses, worms, time bombs, Trojan horses or any other harmful or malicious code; or (l) use the Vertalo Services for any purpose other than in accordance with this Agreement, the Platform Terms and the Privacy Policy.

1.3. Customer Users. Customer shall ensure that all Customer Clients and Customer Users comply with the terms and conditions of this Agreement and the Platform Terms. Customer shall be responsible for compliance with this Agreement and the Platform Terms by each Customer Client and Customer User and it shall monitor and manage all Customer Clients and Customer Users in connection with this Agreement.

1.4. Fees; Payment. Customer shall make payments to Vertalo in accordance with the terms set forth on the Order Form. Unless otherwise set forth in the Order Form, Customer shall pre-pay subscription fees (as identified in the Order Form) for each one (1) month period after the Effective Date during the Term (as defined below) in full, in advance at the beginning of such month. Sales and use tax, VAT, GST and similar taxes are Customer’s sole responsibility, and Customer acknowledges and agrees that all fees are exclusive of all such taxes.

1.5. Order Limits. If any capacity or other limits are indicated on the Order Form, Customer is permitted to use the Vertalo Services only within the limits set forth on the Order Form. Each account may only be used by one Customer User.

1.6. Customer Acknowledgments. Customer acknowledges and agrees that Vertalo has the right to manage the Vertalo Services to protect the rights and property of Vertalo and its licensors and suppliers and to facilitate the proper functioning of the Vertalo Services, including by disabling Customer User accounts. Customer further acknowledges and agrees that Vertalo does not store any Private Keys (as defined in the Platform Terms), that Customer will advise all Customer Users and anyone whose public key information is included in the Customer Data that such persons should back up their Private Key information in a secure manner, and that, if such persons forget or lose their Private Keys, it will not be possible for Vertalo to recover them and such persons may permanently lose access to the Vertalo Platform.

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2.	Support; Availability

2.1. Support. Vertalo will provide support to Customer and Customer Users through Vertalo’s generally available phone support system and any other support platform made generally available to Vertalo’s customers. Except as expressly provided in this Section 2 or as may otherwise be provided under a written support agreement entered into between Vertalo and Customer, Vertalo is under no obligation to support the Vertalo Services in any way, nor to provide any modification, error correction, bug fix, new release or other update (each an “Update”) for the Vertalo Services. In the event Vertalo, in its sole discretion, supplies or makes available any Update to Customer, such Update shall be deemed to be part of the Vertalo Services and shall be subject to the terms and conditions of this Agreement. During the Term, Vertalo will provide Customer with copies of each Update for the made generally available by Vertalo to its customers.

3.	Proprietary Rights

3.1. General. As between Vertalo and Customer, Vertalo retains all right, title and interest in and to the Vertalo Services, including any copy or Derivatives thereof and any Update thereto.

3.2. Feedback. Customer and Customer Users may provide suggestions, requests, recommendations and other feedback concerning Customer’s use of the Vertalo Services (including, without limitation, any errors or difficulties discovered with respect thereto) (the “Feedback”). Customer hereby assigns to Vertalo all right, title and interest to the Feedback. Vertalo may use the Feedback at its discretion, without the consent of or notice to Customer.

4.	Customer Data; Vertalo Platform Data

4.1. Responsibility for Customer Data. Other than in connection with the provision of support services, Vertalo does not monitor Customer Data or the content third parties create and/or distribute using the Vertalo Services. Vertalo has no responsibility to retain any Customer Data except as expressly provided herein. Following expiration or termination of this Agreement, Customer may no longer have access to Customer Data.

4.2. Customer Data. As between Vertalo and Customer, Customer retains all right, title and interest in and to the Customer Data, but hereby grants to Vertalo a worldwide, non- exclusive, transferable, sublicensable, royalty-free, perpetual, irrevocable right and license to use, copy, distribute, and create Derivatives of the Customer Data (including aggregated or de- identified data and statistics regarding issuers, users, and token holders) for the purpose of performing its obligations under this Agreement and the operation, improvement and maintenance of the Vertalo Services.

4.3. License to Vertalo Platform Data. Customer hereby grants to Vertalo a worldwide, non-exclusive, transferable, sublicensable, royalty-free, perpetual, irrevocable right and license to use, copy, distribute, and create Derivatives of the Vertalo Platform Data (including aggregated or de-identified data and statistics regarding issuers, users, and token holders) for the purpose of performing its obligations under this Agreement and the operation, improvement and maintenance of the Vertalo Services.

5.	Proprietary Information

5.1. Proprietary Information. In the course of this Agreement, each party may obtain confidential or proprietary information of the other party (“Proprietary Information”). Proprietary Information includes (a) the existence of and terms of this Agreement, (b) trade secrets, know-how, inventions (whether or not patentable), techniques, processes, programs (whether in source code or object code form), ideas, algorithms, formulas, schematics, testing procedures, software design and architecture, computer code, documentation, design and functional specifications, product requirements, problem reports, performance information, software documents, hardware, devices, designs, drawings, unpublished patent applications, data, plans, strategies and forecasts, and (c) technical, engineering, manufacturing, product, marketing, servicing, financial, personnel and other information. As between Customer and Vertalo, Vertalo’s Proprietary Information belongs solely to Vertalo, and Customer’s Proprietary Information shall, as between Customer and Vertalo, belong solely to Customer.

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5.2. Use and Disclosure Restrictions. Each party agrees: (a) to protect the other party’s Proprietary Information from unauthorized dissemination and use; (b) to use the other party’s Proprietary Information only for the performance of this Agreement and the exercise of its rights under this Agreement; (c) not to disclose any Proprietary Information to any of its employees, agents, contractors or any other individuals, except to its employees and contractors who are under confidentiality obligations no less restrictive than the requirements of this Section 5; (d) to undertake whatever action is reasonably necessary (or authorize the other party to do so in the name of such party) to prevent or remedy any breach of such party’s confidentiality obligations herein set forth; and (e) not to remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Proprietary Information provided to such party by the other party.

5.3. Exclusions. The foregoing restrictions on disclosure and use shall not apply with respect to any Proprietary Information that: (a) is or becomes publicly known through no act or omission of the other party; (b) was rightfully known by the receiving party without confidential or proprietary restriction before receipt from the other party, as evidenced by the receiving party’s contemporaneous written records; (c) becomes rightfully known to the receiving party without confidential or proprietary restriction from a source other than the disclosing party that does not owe a duty of confidentiality with respect to such Proprietary Information; or (d) is independently developed without the use of the Proprietary Information as evidenced by the receiving party’s written records. In addition, a party may use or disclose Proprietary Information to the extent (i) approved in writing by the other party and (ii) a party is legally compelled to disclose such Proprietary Information, provided, however, that prior to any such compelled disclosure, such party shall cooperate fully with the other party in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Proprietary Information. Further, each party may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to accountants, banks, and financing sources and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

5.4. Equitable Relief. Each party agrees that, due to the unique nature of the other party’s Proprietary Information, the unauthorized disclosure or use of the other party’s Proprietary Information or any other breach of any provision of this Section 5 will cause irreparable harm and significant injury to the other party, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, each party agrees that the other party, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Section 5 without the necessity of posting any bond or other security. Each party shall notify the other party in writing immediately upon becoming aware of any such breach or threatened breach.

6.	Limited Warranty

6.1. Warranty. Vertalo represents and warrants that the Vertalo Services shall materially conform to and perform in accordance with the specifications included in the “Description of Platform” section of the Platform Terms. Customer’s sole and exclusive remedy for Vertalo’s breach of the foregoing warranty is for Vertalo to use commercially reasonable effort to correct such failure promptly.

6.2. Disclaimer. EXCEPT AS PROVIDED IN SECTION 6.1, THE VERTALO SERVICES ARE PROVIDED “AS IS” AND VERTALO DISCLAIMS ALL WARRANTIES AND REPRESENTATIONS, WHETHER EXPRESS OR IMPLIED, RELATING TO THE VERTALO SERVICES, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FOR THE AVOIDANCE OF DOUBT, VERTALO MAKES NO WARRANTIES OR REPRESENTATIONS AND WILL HAVE NO LIABILITY OR RESPONSIBILITY FOR ANY THIRD PARTY SERVICES. CUSTOMER IS RESPONSIBLE FOR TAKING PRECAUTIONS TO PROTECT ITSELF AND CUSTOMER’S COMPUTER SYSTEMS IN CONNECTION WITH THE USE OF THIRD PARTY SERVICES.

7.	Limitation of Liability

TO THE EXTENT ALLOWED BY APPLICABLE LAW AND NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY OR LIMITATION OF LIABILITY: (a) IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY DAMAGES FOR LOSS OF PROFITS, LOSS OF BUSINESS, LOSS OF USE OR DATA, INADVERTENT DISCLOSURE OF DATA, OR INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (b) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EACH PARTY’S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FEES PAYABLE DURING THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING THE APPLICABLE CLAIM (OR FOR A CLAIM ARISING BEFORE THE FIRST ANNIVERSARY OF THE EFFECTIVE DATE, THE AMOUNT PAID TO VERTALO FOR THE FIRST TWELVE (12) MONTH PERIOD).

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8.	Term and Termination

8.1. Term. This Agreement shall commence on the Effective Date and, subject to Section 8.3, shall remain in effect while Customer retains an active Vertalo Services subscription under this Agreement, unless earlier terminated in accordance with this Agreement (the “Term”). Each subscription for the Vertalo Services shall automatically renew for the number of seats set forth on the Order Form, unless either party terminates in accordance with Section 8.2 below.

8.2. Termination. Either party may terminate this Agreement with written notice to the other party if the other party materially breaches this Agreement and fails to cure such breach within thirty (30) days of notice thereof by the non-breaching party. Vertalo may terminate this Agreement immediately upon written notice if Customer materially breaches Sections 1.1 or 1.2 of this Agreement. Customer shall notify Vertalo within twenty-four (24) hours of Customer becoming aware of any breach (other than by Vertalo) of the terms and conditions of this Agreement. Absent a breach by Vertalo, Customer may terminate this Agreement upon thirty (30) days’ prior written notice to Vertalo.

8.3. Effect of Termination. Upon the expiration or termination of this Agreement, the rights granted to Customer hereunder shall terminate and Customer will cease all use of the Vertalo Services. The provisions of Sections 1.2, 1.3, 1.4, 1.5, 1.6, 3, 4, 5, 6.2. 7, 8.3, 10, and 11 shall survive the expiration or any termination of this Agreement. Termination of this Agreement by either party shall not act as a waiver of any breach of this Agreement and shall not act as a release of either party from any liability for breach of such party’s obligations under this Agreement. Neither party shall be liable to the other for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a party shall be without prejudice to any other right or remedy of such party under this Agreement or applicable law.

9.	Indemnity

9.1. Vertalo’s Indemnity. Vertalo shall defend, indemnify and hold Customer harmless against any loss, liability, damage or cost (including reasonable attorneys’ fees) in connection with claims, actions, demands, suits, or proceedings (“Claims”) made or brought against Customer by a third party alleging that Customer’s use of the Vertalo Services as contemplated in this Agreement hereunder infringes the intellectual property rights of such third party; provided, however, that Customer: (a) promptly gives written notice of the Claim to Vertalo; (b) gives Vertalo sole control of the defense and settlement of the Claim (provided that Vertalo may not settle any Claim unless such settlement unconditionally releases Customer of all liability in connection with such Claim); and (c) provides to Vertalo, at Vertalo’s cost, all reasonable assistance. Notwithstanding the foregoing, Vertalo shall not be required to indemnify Customer in the event of: (i) modification of the Vertalo Services by Customer; or (ii) use of the Vertalo Services in a manner inconsistent with this Agreement, the Platform Terms or any written documentation or instructions provided to Customer for the Vertalo Services.

9.2. Customer’s Indemnity. Customer shall defend, indemnify and hold Vertalo harmless against any loss, liability, damage or cost (including reasonable attorneys’ fees) in connection with any Claims made or brought against Vertalo by a third party arising out of Customer’s or a Customer Client’s breach of its obligations under Section 1.2; provided, however, that Vertalo: (a) promptly gives written notice of the Claim to Customer; (b) gives Customer sole control of the defense and settlement of the Claim (provided that Customer may not settle any Claim unless such settlement unconditionally releases Vertalo of all liability in connection with such Claim); and (c) provides to Customer, at Customer’s cost, all reasonable assistance.

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10.	General Provisions

10.1. Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the Order Form and to the notice of the person executing this Agreement (or to such other address as may be designated by a party by giving written notice to the other party pursuant to this Section 10.1).

10.2. Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by either party without the prior written consent of the other party other than in connection with a merger, consolidation, corporate reorganization, or sale of all or substantially all such party’s business. Subject to the preceding sentence, the rights and liabilities of the parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the parties and their successors and assigns. Any attempted assignment other than in accordance with this Section 10.2 shall be null and void.

10.3. Governing Law, Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law provisions. The parties expressly agree that any action at law or in equity arising out of or relating to this Agreement shall be filed in the state or federal courts located in the City of New York in the State of New York. The parties hereby consent and submit to the exclusive personal jurisdiction of such courts for the purposes of litigating any such action.

10.4. Attorneys’ Fees. If any legal action, including, without limitation, an action for arbitration or injunctive relief, is brought relating to this Agreement or the breach hereof, the prevailing party in any final judgment or arbitration award, or the non-dismissing party in the event of a dismissal without prejudice, shall be entitled to the full amount of all reasonable expenses, including all court costs, arbitration fees and actual attorneys’ fees paid or incurred in good faith.

10.5. Waiver. The waiver by either party of a breach of or a default under any provision of this Agreement, shall be in writing and shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

10.6. Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by an arbitration panel or a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the parties and reformed without further action by the parties to the extent necessary to make such provision valid and enforceable.

10.7. Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment or fiduciary relationship between the parties. Neither party nor its agents have any authority of any kind to bind the other party in any respect whatsoever, and the relationship of the parties is, and at all times shall continue to be, that of independent contractors.

10.8. Restricted Rights. If Customer is an agency or instrumentality of the United States Government, the Vertalo Services are “commercial computer software” and “commercial computer software documentation,” and, pursuant to FAR 12.212 or DFARS 227.7202, and their successors, as applicable, use reproduction and disclosure of the Vertalo Services are governed by the terms of this Agreement.

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10.9. Export Control. The Vertalo Services may be subject to U.S. export control laws and export or import regulations in other countries. Customer agrees to comply strictly with all such laws and regulations and acknowledges that Customer is responsible for obtaining licenses to export, re-export, or import as may be required.

10.10. Reference. Customer agrees to serve as a “reference customer” that may be disclosed by Vertalo to third parties (including by displaying Customer’s name, logo and/or a link to Customer’s web site on Vertalo’s web site) and, upon reasonable notice from Vertalo, shall serve as a reference to potential customers, vendors, investors, or other third parties designated by Vertalo; provided, however, that Vertalo shall provide Customer with reasonable prior notice of its need to have Customer serve as a reference.

10.11. Entire Agreement. This Agreement, any Schedules and any exhibits attached hereto and incorporated herein by reference, the Platform Terms, and the Privacy Policy constitute the entire agreement between the parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the parties relating to the subject matter of this Agreement and all past courses of dealing or industry custom. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Vertalo and Customer. In the event of any conflict between this Agreement and the Platform Terms, the terms of this Agreement shall control.

10.12. Counterparts and Electronic Signatures. The parties may execute this Agreement in counterparts, each of which is deemed an original, but all of which together constitute one and the same agreement. This Agreement may be delivered electronically or by facsimile transmission, and the parties hereby agree that any electronic or facsimile signatures hereto are legal, valid and enforceable as originals.

11.	Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

11.1. “Customer Data” means the information and content Customer and Customer Users create, maintain, and/or distribute using the Vertalo Services.

11.2. “Customer User” means (a) any Customer- authorized employee, contractor, investor, token holder or agent who is permitted to use the Vertalo Services in accordance with the terms and conditions of this Agreement and (b) if Customer is an Intermediary (as indicated on the Order Form), any authorized employee, contractor, investor, token holder or agent of a Customer Client who is permitted to use the Vertalo Services in accordance with the terms and conditions of this Agreement.

11.3. “Derivative” means (a) for copyrightable or copyrighted material, any translation, abridgment, revision or other form in which an existing work may be recast, transformed or adapted; (b) for patentable or patented material, any improvement thereon; and (c) for material which is protected by trade secret, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret..

11.4. “Platform Terms” means the then-current end user terms of service for the Vertalo Services (available at https://www.vertalo.com/terms-of-use).

11.5. “Privacy Policy” means the terms and conditions of Vertalo’s then-current privacy policy (available at https://www.vertalo.com/privacy-policy).

11.6. “Third Party Services” means any services or materials used by Customer or a Customer User in connection with the Vertalo Services that are hosted, made available or provided by a party other than Vertalo.

11.7. “Vertalo Platform Data” means the Customer’s and Customer User’s data related to the interaction (or consequence thereof) of Customer or Customer Users with the Vertalo Services that is necessary to operate, improve and maintain the Vertalo Services, including, without limitation, authorized user email addresses, IP addresses, access requests, error reports, crash reports, and other platform information.

11.8. “Vertalo Services” shall mean the Vertalo- hosted services made available by Vertalo to Customer, as described in the Platform Terms.

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